Exhibit 99.1

IMMEDIATE	12 December 2002

Royal & SunAlliance Update on Scope of Asia Pacific IPO

On 7 November 2002 Royal & SunAlliance announced plans for an Initial Public Offering (IPO) involving the majority of its Asia Pacific operations during the first half of 2003.

Since that announcement, the work on the IPO has continued. As part of the process, we can now confirm that Australian and New Zealand operations will be involved within the scope of the IPO and that the other operations in Asia Pacific will not.

--ENDS--